NEWS RELEASE 10-18	JUNE 7, 2010

NEW HIGH-GRADE DRILL RESULTS AND EXPANDED PLAN OF OPERATIONS
FOR SANDMAN GOLD PROJECT, NEVADA

Fronteer Gold (FRG - TSX/NYSE Amex) reports new high-grade drill results from Silica Ridge, one of four gold deposits that comprise our Sandman project, and announces approval of an expanded Plan of Operations for the Nevada property.

Newmont USA Limited, as project operator, completed a 19-hole drill program at Silica Ridge in April. Results received from the first five holes show continued intersection of high-grade oxide gold mineralization. Highlights include:

  15.00 grams per tonne gold (0.438 ounces per ton) and 22.19 g/t silver (0.647 oz/ton) over 3.60 metres, including 43.87 g/t gold (1.280 oz/ton) and 51.50 g/t silver (1.502 oz/ton) over 1.13 metres, in NSM-172.

  16.33 g/t gold (0.476 oz/ton) and 18.41 g/t silver (0.537 oz/ton) over 1.52 metres, in NSM-168.

  2.47 g/t gold (0.072 oz/ ton) and 11.00 g/t silver (0.321 oz/ton) over 5.76 metres, including 13.94 g/t gold (0.407 oz/ton) and 27.91 g/t silver (0.814 oz/ton) over 0.58 metres, in NSM-174.

  9.20 g/t gold (0.268 oz/ ton) and 11.23 g/t silver (0.327 oz/ton) over 1.10 metres, in NSM-165.

For a comprehensive table of new and previously reported drill results, please click: http://www.fronteergold.com/sites/files/fronteer_admin/SandmanDrillResults1018.pdf

The Winnemucca Bureau of Land Management recently approved a new Exploration Plan of Operations for the Sandman property, significantly increasing the area permitted for exploration and development work from two square miles to 39 square miles. This allows for work to be carried out beyond the Silica Ridge and Southeast Pediment deposits, which have been the primary focus for Newmont to date because of disturbance restrictions in the original BLM Notices. Newmont will commence exploration work in early June to test up to eight new high-priority targets identified through geophysical surveys completed in 2008 and 2009. The ongoing development drilling program will focus on the known North Hill deposit, which will receive infill drilling and metallurgical test work, as well as further step-out drilling at the Southeast Pediment deposit.

Newmont continues to meet earn-in obligations and can elect to make a positive production decision by June 2011 to earn a 51% interest in Sandman. Thereafter, Newmont may earn an additional 9% interest by spending a further US$9 million on development.

All known deposits at Sandman, like the historical Sleeper mine to the north, are epithermal in origin and have high-grade gold mineralization hosted within zones of quartz-adularia replacement associated with faults and breccias. The deposits are also silver-bearing, with composite grades averaging approximately half an ounce silver per ton (see table).Silver could be an important economic attribute of this mineralized system, potentially providing by-product credits to effectively reduce cash costs of any future gold production.

The Sandman Property's four known high-grade gold deposits are located within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures. Given Sandman's proximity to established infrastructure, Fronteer Gold believes Sandman has the potential to be the nearest term production-stage project within the company's large Nevada gold platform.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, using industry standard QA-QC protocols. Fronteer Gold's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified all the data; however, the grades and widths reported here are consistent with Fronteer Gold's past results on the project. Correspondence with the operator and review of portions of the data, has given him no reason to doubt the results authenticity. The true width of the mineralized zones is estimated by Fronteer Gold to be approximately 90% of those stated. Primary composite intervals stated in this release were calculated using a cut-off of 0.3 g/t Au, 0.5 g/t Au and 2.0 g/t Au for the higher grade internal intervals. No gold values below the 0.30 g/t Au cut-off were included as internal dilution. The lower 0.3 g/t cut off is used to conform with the 43-101 compliant resources previously calculated on the Sandman Project. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Fronteer Gold aims to build regional production by advancing these projects sequentially over the near-term using existing cash resources – funding the company’s growth with low-risk of dilution. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
Sean Tetzlaff, CFO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.